# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

October 19, 2023

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In the Matter of

**BrewBilt Manufacturing, Inc.**
**110 Spring Hill Drive #10**
**Grass Valley, CA 95945**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11295

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BrewBilt Manufacturing, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 19, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Mara Ransom
Office Chief